May 17, 2006

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Caremark Rx, Inc. (the Company) and, under the date of February 20, 2006, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2005 and 2004, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005. On May 11, 2006, our appointment as principal accountants was terminated. We have read the Company's statements included under Item 4.01(a) of its Form 8-K dated May 17, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that the dismissal was approved by the audit committee of the Company's board of directors.

Very truly yours,

/s/ KPMG LLP